17752 Skypark Cir., Ste. 235
Irvine, CA 96214
Tel. 949.529-5700
eraskin@kr-llp.com
CA Bar No. 244936

EDWARD BACHA RASKIN

EXPERIENCE

KASSINOVE & RASKIN LLP, Irvine, CA
Founding Partner
Founding partner in boutique practice focusing on virtually all areas of employment law before both state and federal courts, as well as administrative agencies. Regularly handle employment litigation matters involving complex wage and hour class action issues, workplace discrimination, sexual harassment, trade secrets and wrongful termination. Counsel employers on various preventative measures in order to decrease their exposure to employment litigation. Review and draft employment-related polices and agreements, such as employee handbooks, employment agreements, severance agreements, and trade secret/confidentiality agreements. Conduct internal workplace misconduct investigations and advise clients on appropriate responses to employee misconduct. Industries served include healthcare, retail, manufacturing, and government entities.

DORSEY & WHITNEY LLP, Irvine, CA
Associate
Continuing practice in employment litigation and advice. Attained multiple successful summary judgment motions, as well as a temporary restraining order in federal court. Primary attorney responsible for the negotiation and favorable settlement of several cases. Supervisory responsibility for junior attorneys and paralegals. Conducted depositions, pretrial motions and settlement conferences. Undertook successful *pro bono* representation of an individual before the Bureau of Immigration Appeals and the Ninth Circuit resulting in successful remand and resolution in favor of client. Volunteered for the Ninth Circuit Pro Bono Project.

HODEL BRIGGS WINTER, LLP, Irvine, CA
Associate
General practice in employment and labor law representing employers in all aspects of litigation and pre-litigation compliance. Conducted labor commissioner wage and hour administrative hearings. Prepared written and oral legal opinions to clients and colleagues based on study and interpretation of court decisions, statutes, and administrative regulations. Successfully attained a temporary restraining order and preliminary injunction in a trade secrets dispute.

PAUL, HASTINGS, JANOFSKY & WALKER, Costa Mesa, CA
Associate & Summer Associate
Employment and labor associate with experience litigating and performing legal research for wage and hour class actions, discrimination, retaliation, trade secrets and classic labor cases. Drafted a variety of pretrial motions including: complaints, answers, summary judgment, and oppositions to class certification. Significant law and motion, oral argument, and deposition experience at hearings. Participant in the Orange County District Attorney Trial Attorney Partnership, served as a misdemeanor deputy district attorney and completed two full jury trials, and several felony preliminary hearings including preparation and presentation of evidence.

17752 Skypark Cir., Ste. 235
Irvine, CA 96214
Tel. 949.529-5700
eraskin@kr-llp.com
CA Bar No. 244936

THE HONORABLE CHRISTINA A. SNYDER, U.S. DISTRICT COURT, Los Angeles, CA
Extern
Researched a wide array of legal topics. Drafted memoranda for Judge Snyder and her law clerks. Prepared orders on behalf of Judge Snyder on a wide variety of topics including: summary judgment, habeas corpus, extradition proceedings, and dismissals.

EAST BAY COMMUNITY LAW CENTER, WORKERS' RIGHTS CLINIC, Berkeley, CA
Clinic Counselor
Interviewed clients with employment law difficulties. Identified clients' potential legal issues and conveyed pertinent information to staff attorneys. Researched legal solutions for client problems. Communicated attorney recommended solutions and explained administrative processes to clients.

EDUCATION

UNIVERSITY OF CALIFORNIA, BERKELEY SCHOOL OF LAW (BOALT HALL), JURIS DOCTOR
Berkeley Journal of Employment & Labor Law, Senior Articles Editor
Ecology Law Quarterly, Senior Member,
Prosser Prize, Legal Profession and Ethics
Graduate Student Instructor, Legal Studies 179-- Comparative Constitutional Law; Political Science 118-- Three American Cultures

UNIVERSITY OF CALIFORNIA, IRVINE, BACHELOR OF ARTS
Honors in Political Science, *cum laude*
Thesis: *Cultural Phenomena & the Development of Black Insurgency.*
Harry Eckstein Award for Most Outstanding Senior Thesis in Political Science
Pi Sigma Alpha, National Political Science Honor Society

ADDITONAL INFORMATION

- Rated AV Preeminent™ by Martindale-Hubbell®.
- Recognized as a Southern California "Rising Star" Super Lawyer in the employment law category each year from 2009 to 2014, a distinction awarded to less than 2.5% of Southern California attorneys under the age of 40.
- Appointed to the California State Bar Committee on Federal Courts and Appointed as California delegate to the ABA House of Delegates.
- Worker's Rights Clinic, Legal Aid Society of Orange County, Lecturer.
- Member, Board of Directors, UC, Irvine Alumni Association; Volunteer, Ninth Circuit *Pro Bono* Project; and Member, William P. Gray Lex Legion Inn of Court.
- Admitted to the California Bar, the U.S. District Court for the Central, Northern and Southern Districts, and the U.S. Court of Appeals for the Ninth Circuit.